UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In connection with the 2021 Annual General Meeting of Shareholders of Dragon Victory International Limited, a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2021 Annual General Meeting of Shareholders, dated March 5, 2021, to be mailed to the shareholders of the Company in connection with the 2021 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2021 Annual General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: March 5, 2021

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